HUYA INC.

Building A3, E-Park

280 Hanxi Road

Panyu District, Guangzhou 511446

People’s Republic of China

March 22, 2024

VIA EDGAR

Mr. Stephen Krikorian

Mr. Morgan Youngwood

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:         HUYA Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Response dated January 17, 2024

File No. 001-38482

Dear Mr. Krikorian and Mr. Youngwood:

This letter sets forth the Company’s responses to the comments contained in the letter dated February 9, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 26, 2023 (the “2022 Form 20-F”) and the Company’s correspondence filed with the Commission on January 17, 2024 (the “Correspondence”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F or the Correspondence.

Form 20-F for the Fiscal Year Ended December 31, 2022

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Principal Accounting Policies

(h) Short-term deposits and long-term deposits, page F-22

1.	In your response letter dated January 17, 2024 (“response”), we note that you make reference to relying on Section 3(b)(1) of the Investment Company Act of 1940 (“Investment Company Act”) in your analysis of several different entities, such as Tiger Information Technology Inc., Hainan Huya Entertainment Technology Co., Ltd., and Foshan Huya Huxin Technology Co., Ltd. Please advise as to whether you have opinions of counsel regarding Section 3(b)(1) with regard to such entities and, if so, whether you are willing to share such opinions with the staff.

As noted in the Company’s prior Correspondence dated January 17, 2024, the Company believes that the application of the Tonopah Factors as set forth in response 1 in the Correspondence and the applicable Appendices referenced therein applied to each of Tiger Information Technology Inc., Hainan Huya Entertainment Technology Co., Ltd., and Foshan Huya Huxin Technology Co., Ltd., each of which is a subsidiary of the Company. The Company has not obtained opinions of counsel regarding Section 3(b)(1) with regard to these subsidiaries.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
March 22, 2024

2.	In your response, we note that you make reference to relying on Section 3(c)(1) and 3(c)(7) of the Investment Company Act in your analysis of several different entities, such as Tiger Jungle Inc., HT Inc., Ningbo Taiheng Enterprise Management Consulting Partnership (Limited Partnership), Ningbo Taiyuan Enterprise Management Consulting Partnership (Limited Partnership), and Ningbo Meishan Free Trade Port Area Chenhai Shangying Equity Investment Partnership (Limited Partnership). Under Section 3(a)(2) of the Investment Company Act, these assets would generally be investment securities in the hands of the applicable investing entity. Please confirm that your previous (and future) analysis under Section 3(a)(1)(C) did not, and will not, treat such investments as “investment securities.”

In response to the Staff’s comment, the Company respectfully confirms that its previous and future analysis under Section 3(a)(1)(C) of the Investment Company Act did and will treat the interests in the referenced subsidiaries as “investment securities” in accordance with the definition of “investment securities” set forth in Section 3(a)(2) of the Investment Company Act, which excludes securities of majority owned subsidiaries only if such subsidiaries are not investment companies, and are not relying on the exception from the definition of investment company in paragraphs 3(c)(1) or 3(c)(7) of the Investment Company Act.

3.	Please provide for the staff’s review a draft risk factor disclosing risks related to the Company potentially operating as an “investment company” under the Investment Company Act. Please ensure that the risk factor, among other things, (i) discloses, with appropriate specificity, why the Company may be at risk of being considered an investment company and (ii) describes the consequences to the Company if it were deemed to be an unregistered investment company. Please ensure that the Company addresses, for example, the risk that the Company would be subject to penalties and that the Company could be unable to enforce certain contracts.

In response to the Staff’s comment, the Company respectfully submits the following draft risk factor for the Staff’s review:

If the Company is deemed to be an investment company under the United States Investment Company Act of 1940, as amended, it may be required to institute burdensome compliance requirements and its activities may be restricted.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
March 22, 2024

We do not believe that we are an “investment company” and we do not intend to become registered as an “investment company” under the United States Investment Company Act of 1940, as amended, or the Investment Company Act. Certain of our assets and our future holdings may be deemed to be “investment securities” within the meaning of the Investment Company Act. Under the Investment Company Act, a company is deemed to be an “investment company” if it (i) is engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, holding or trading in securities or (ii) owns or proposes to acquire investment securities having a value exceeding 40% of the value of the company’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. On a consolidated basis, a significant portion of our present assets as of December 31, 2023 consists of time deposits held for cash management purposes, which may be deemed to be“ investment securities” within the meaning of the Investment Company Act. However, we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the business of providing online live streaming platforms and related services.

We seek to conduct our operations so that we do not meet the definition of an “investment company” under the Investment Company Act. Doing so may require us to forego potential future acquisitions of interests in companies that may be deemed to be “investment securities” within the meaning of the Investment Company Act. If we are unable to structure or operate our business in a manner that avoids investment company status under the Investment Company Act, we may be deemed to be an investment company within the meaning of the Investment Company Act. As a foreign private issuer, we would not be eligible to register under the Investment Company Act unless the SEC issued an order permitting us to do so. As a result, if we are deemed to be an investment company within the meaning of the Investment Company Act, we would either have to obtain exemptive relief from the SEC or dispose of investment securities in order to fall outside the definition of an investment company. Failure to avoid being deemed an investment company under the Investment Company Act, coupled with our inability as a foreign private issuer to register under the Investment Company Act, could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the New York Stock Exchange, which would materially and adversely affect the liquidity and value of the ADSs. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. Moreover, if we were deemed to be an investment company under the Investment Company Act and not exempted from the application of the Investment Company Act, contracts we enter into in violation of, or the performance of which entails a violation of, the Investment Company Act, including any securities sold in the United States or to U.S. persons, may not be enforceable against us. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could materially and adversely affect our business, results of operations, and financial condition.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
March 22, 2024

4.	In response to staff’s prior comment 1, we note the discussion of “Sources of Income” in Appendix B. Please update the discussion of “Sources of Income” to reflect the Company’s and its wholly-owned subsidiaries’ assets on a consolidated basis as of the most recent fiscal quarter end.

For the Staff’s reference, the Company is submitting, under a separate cover and on a confidential, supplemental basis, an updated discussion of “Source of Income” to reflect the status as of the most recent fiscal quarter end, as part of the detailed analysis of the application of the five Tonopah Factors to the Company and each of its subsidiaries, as Appendix B to the Company’s supplemental responses (the “Supplemental Submission”).

5.	More generally, in your response, we note that you use factual information and data as of September 30, 2023, per the staff’s previous request. Please update all previous data and analysis to reflect the most recent fiscal quarter end. Alternatively, please advise the staff whether there were any changes between September 30, 2023 and the most recent fiscal quarter end that would materially impact the investment company analysis previously provided.

For the Staff’s reference, the Company is submitting an updated discussion of the analysis previously performed in the Supplemental Submission to reflect the status of the Company and each of its subsidiaries as of the most recent fiscal quarter end.

6.	We note your response to the staff’s prior comment 4 regarding value of the VIE. Based on the information provided, we do not necessarily agree with your view that the book value of the VIE reflects fair value consistent with section 2(a)(41) of the Investment Company Act. In addition, your response to prior comment 4 references Accounting Series Release (“ASR”) No. 113, Financial Reporting Codification (CCH) §404.04 (Oct. 21, 1969) and ASR No. 118, Financial Reporting Codification (CCH) §404.03 (Dec.23, 1970). However, ASR 113 and ASR 118 have been rescinded in their entirety. See Good Faith Determinations of Fair Value, SEC Investment Company Act Rel. No. 34128 (Dec. 3, 2020). Please ensure that, going forward, the Company values the VIE in a manner consistent with the Investment Company Act. Please confirm your understanding of the foregoing.

For purposes of Section 3(a)(1)(C) of the Investment Company Act, the Company confirms that it will value the VIE in a manner consistent with the Investment Company Act.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
March 22, 2024

7.	The Company’s response states that, as of September 30, 2023, a very significant portion of the Company’s assets on a consolidated basis consisted of time deposits. The response to Staff’s prior comment 5 indicates that the Company has maintained such significant holdings in time deposits for “cash management purposes” and further states that “the purpose of such investments [in time deposits] is to ensure the availability of cash for essential resources and services required for the Company’s ongoing operations.” However, the response also notes that the Company uses time deposits “to seek to preserve the value of [its holdings] in the current inflationary environment.”

a.	Please provide further analysis as to how the Company’s very significant holdings in “short-term time deposits,” which carry maturity dates of up to one year, are consistent with the statement that the Company’s holdings in time deposits are tantamount to “cash holdings” for “essential resources and services required for the Company’s ongoing operations,” particularly in light of the availability of more liquid investments.

The Company manages its short-term deposits in part through the use of staggered maturities to ensure that such deposits are available for redemption in connection with the Company’s cash needs in order to ensure the availability of essential resources and services required for the Company’s ongoing operations while utilizing such time deposits to preserve the value of its cash holdings. For example, as of December 31, 2023, the Company held RMB1,865,713,000 in time deposits with a remaining maturity of three months or less and RMB7,538,739,800 in time deposits with a remaining maturity greater than three months. These holdings are maintained for the purpose of financing the Company’s business operations and anticipated growth, such as expanding content genres, improving content quality, strengthening technologies and products, expanding and enhancing product and service offerings and supporting overseas expansion. The Company’s time deposit holdings are not traded or acquired for investment or speculative purposes. Additionally, the principal amount of the Company’s short-term deposits, without any interest income, may be withdrawn by the Company at any time, regardless of the remaining maturities of such deposits. The Company believes that its cash management strategy reflects a prudent approach to balancing the Company’s goals of preserving the value of its cash and ensuring that such cash is available when needed to fund the forecasted needs of the Company’s business operations.

b.	Please advise as the amount of time that the Company has positioned a significant portion of its assets on a consolidated basis in “short-term time deposits.”

The Company has maintained significant cash and short-term time deposit holdings since its inception in 2017. As a relatively young, evolving business operating in a highly competitive industry, such holdings have been intended to ensure the availability of cash for essential resources and services required for the Company’s ongoing operations, and not to acquire or hold assets for speculative or investment purposes.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
March 22, 2024

c.	Please indicate what the Company’s present intention is with respect to holding such large positions in “short-term time deposits” in the future.

The Company respectfully submits that it does not intend to hold large positions in short-term time deposits in the future. Instead, the Company intends to gradually transition its holdings for cash management purposes into cash on hand and demand deposits as the Company’s current time deposits mature.

*      *      *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at + 86 (20) 2290-7888 or wuxin@huya.com, or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com or Yilin Xu of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (10) 6535-5586 or yilin.xu@skadden.com.

Sincerely yours,

HUYA Inc.

By:	/s/ Ashley Xin Wu
Name:	Ashley Xin Wu
Title:	Acting Co-Chief Executive Officer and Vice President of Finance

cc:	Junhong Huang, Director, Acting Co-Chief Executive Officer and Senior Vice President, HUYA Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Wilson W.Y. Chow, Partner, PricewaterhouseCoopers Zhong Tian LLP